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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comcast Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

20030N 10 1

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OBM control number.

CUSIP No. 20030N 10 1

This Amendment No. 1 is filed solely to update the number of shares owned after a three-for-two stock split in the form of a 50% stock dividend which was paid on February 21, 2007 to Comcast shareholders. In connection with the stock split, Microsoft received an additional 0.5 share of Class A common stock for every share held on February 14, 2007.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microsoft Corporation 91-1144442
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization WA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 150,935,575
6. Shared Voting Power 0
7. Sole Dispositive Power 150,935,575
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,935,575
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.26%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

     Comcast Corporation

(b)	Address of Issuer’s Principal Executive Offices

     1500 Market Street, Philadelphia, PA 19102-2148

Item 2.

(a)	Name of Person Filing

     Microsoft Corporation

(b)	Address of Principal Business Office or, if none, Residence

     One Microsoft Way, Redmond, WA 98052-6399

(c)	Citizenship

     WA

(d)	Title of Class of Securities

     Common Stock, par value $.01

(e)	CUSIP Number

     20030N 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

     150,935,575

(b)	Percent of class:

     7.26%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

    150,935,575

(ii)	Shared power to vote or to direct the vote

    0

(iii)	Sole power to dispose or to direct the disposition of

     150,935,575

(iv)	Shared power to dispose or to direct the disposition of

     0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2008
Date

MICROSOFT CORPORATION

/s/ Keith R. Dolliver
Signature

Keith R. Dolliver, Assistant Secretary
Name/Title